**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

**Date of Report (Date of earliest event reported): February 23, 2006**



# THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

| Tennessee | 0-2585 | 62-0183370 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 345-B Nowlin Lane, Chattanooga, Tennessee | 37421 |
|---|---|
| (Address of principal executive offices) | (zip code) |

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01    Entry into a Material Definitive Agreement.**

On February 23, 2006, the Compensation Committee of the Board of Directors of The Dixie Group, Inc. (the "Company") approved the 2006 Incentive Compensation Plan (the "Plan").

Pursuant to the Plan, each executive officer will have the opportunity to earn a Cash Incentive Award, a Primary Long-Term Incentive Award of restricted stock, and an additional award of restricted stock denominated as "Career Shares".  The Plan is administered by the Compensation Committee, which determines the range of potential award payments that may be earned and the performance criteria for determining the amount earned by each executive.  In order to receive any incentive award payout under the Plan, an executive officer must be an employee of the Company at the time of such payout.

Cash Incentive Awards

For the CEO and all executive officers whose responsibilities are primarily related to corporate-level administration, the Cash Incentive Award component provides each participant with the opportunity to earn a cash bonus payment ranging from 16.67% to 75% of such participant's base salary, with 60% of the amount of the Incentive Award determined based on the achievement of specified levels of annual corporate earnings before interest and taxes from continuing operations ("EBIT") and 40% of the amount based on the achievement of individual performance goals set by the Compensation Committee.

For executive officers whose responsibilities are primarily related to one of the Company's business units, the Cash Incentive Award component provides each participant with the opportunity to earn a cash bonus payment ranging from 16.67% to 75% of such participant's base salary.  For executive officers in this category, 50% of the amount of the Cash Incentive Award is determined based on the achievement of specified levels of their annual business unit EBIT, 20% of the amount is determined based on the achievement of specified levels of annual corporate EBIT, and the remaining 30% is determined based on the achievement of individual performance goals set by the Compensation Committee.

Incentive Awards earned under the Plan will be based on base salary as of the beginning of the year, and will be paid to participants in cash on or prior to March 15, 2007.

Primary Long-Term Incentive Awards and Career Shares

A Primary Long-Term Incentive Award will be made in restricted shares to each executive officer, the value of which will be equal to 35% of the executive's base salary at the beginning of the year plus any Cash Incentive Award paid for such year. Career Shares will be awarded to each executive officer as an award of restricted stock valued at 20% of such officer's base salary as of the beginning of the year. Such awards will be valued based on the market price of the Company's common stock at the time of grant of the award.

Primary Long-Term Incentive Awards will vest over 3 years, and career shares will vest when the participant becomes (i) qualified to retire from the Company and (ii) has retained the career shares for 24 months following the grant date, subject to accelerated vesting or forfeiture as described below.  For any participant who becomes age 60 or is already age 60 at the time of an award, restricted shares issued as part of the Primary Long-Term Incentive or Career Shares award will vest equally over the stated vesting or retention period (three years in the case of Primary Long-Term Incentive awards and two years in the case of Career Shares awards.

Special Conditions to  Awards

The Primary Long-Term Incentive Awards and Career Share awards will only be made if the Company is profitable.  Death, disability or termination without cause will cause immediate vesting of all restricted stock issued as Career Shares and as Primary Long-Term Incentive share awards.  Voluntary termination of employment prior to retirement, or termination of employment for cause will result in the immediate forfeiture of all unvested awards under the Plan.  Upon an executive's retirement vesting will accelerate to the extent that the Company has recognized compensation expense related to the shares.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:   March 1, 2006 **THE DIXIE GROUP, INC.**


 **By: /s/ Gary A. Harmon**
Gary A. Harmon
Chief Financial Officer